Exhibit 99.1

Guardforce AI Bolsters its Services with Cybersecurity Offering and Robot as a Service Solution

Bangkok, Nov. 16, 2020 – Guardforce AI Co., Ltd. (OTC Pink: GRDAF) (“Guardforce AI”), a trusted integrated security solutions provider in Asia, announced two strategic initiatives to bolster its security services and offerings in the region.

Cybersecurity offering

Guardforce AI announced today a partnership agreement with Hong Kong-based penetration testing company Handshake Networking Ltd (“Handshake”) to offer network risk assessment services in the Asia Pacific region, looking to capture new opportunities in the booming market for cybersecurity and managed security services in the region.

As part of the agreement, Guardforce AI will launch GFAI RECON “powered by” Handshake, a dedicated cyber risk assessment service to help small- and medium-sized enterprises (SMEs), corporate clients, schools, hospitals and other companies identify and detect vulnerabilities in their networks.

Asia Pacific’s cybersecurity market was valued at US$30.5 billion in 2019, and it is expected to register a CAGR of 18.3%, during the period of 2020-2025, according to a report from research firm Mordor Intelligence. Cyber criminals have become increasingly active as companies of all sizes move more and more of their businesses online, forcing SMEs and large corporations alike to dedicate more resources to fight potential online threats.

“Guardforce AI is always looking to identify and partner with strategic technology providers to enhance the security of our established long-standing customer base in Thailand and capitalize on those new relationships to win new customers in Asia Pacific,” said Terence Yap, Chairman of Guardforce AI. “We are continuing to see a converging trend in the physical and cyber world. As such, Guardforce AI will double down its efforts to identify opportunities and develop solutions that will enable us to remain relevant.”

Launched in 2004, Handshake offers a wide variety of information security consultancy services, including penetration testing and vulnerability assessment, information systems audit, consultancy, computer forensics and security awareness training. Handshake’s co-founder and Managing Consultant Richard Stagg said, “We are looking forward to being able to bring our information security expertise to Guardforce AI’s existing customers, and working alongside Guardforce AI to further develop the market for such services across Asia Pacific. The threat to information systems has never been higher, so helping businesses and organisations ready themselves for attacks and prepare effective responses is a mission we take very seriously”.

Managed services expansion with robots

Guardforce AI has also recently unveiled a robot as a service (RaaS) solution for the commercial and public sectors to facilitate thermal imaging and temperature measurements. The company has deployed more than 100 robots to date in its home market in Thailand, as well as in Singapore, Hong Kong, Macau and Malaysia, as part of a strategy to expand into other security applications and managed security services and build new recurring revenue streams with its existing customer base and strategic partners in the region.

With a history of more than 38 years in Thailand, Guardforce AI is committed to protecting cash and other high-value assets for government organizations and businesses, including banks and retailers. Guardforce AI delivers its professional services throughout Thailand through 21 branches and a fleet of more than 450 secured vehicles. Using innovative technologies that enhance safety and protection, Guardforce AI helps clients operate safely in a world of complex and evolving threats.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforcecash.co.th.

Forward Looking Statements

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